Market Value
R$ 47.1 billion
US$ 21.4 billion

Prices
BRFS3 R$ 54.00
BRFS US$ 24.53

Common shares:
872,473,246 common shares
2,159,204 treasury shares
Basis: 09/30/2013

Webcast
Data: 10/29/2013
09:00 am (BRZ time) Portuguese/English

Telephone:
Dial–in with connections in Brazil: +55 11 21048901
Dial-in with connections in US: +1 786 9246977
www.brf-br.com/ir

IR Contacts:
Leopoldo Saboya
CFO and IRO

Christiane Assis
IR Director

55 11 23225286
acoes@brf-br.com
www.brf-br.com/ir

Dear Shareholders,

The third quarter of 2013 saw the announcement of BRF’s new organizational structure. This will have the task of implementing an ambitious Acceleration Plan designed to transform the Company into a global benchmark in its segment both from the point of view of operations, management and corporate culture and also financial performance. Announced to the market on August 14, one of the Plan’s prime objectives is the gradual generation of an additional R$ 1.9 billion in Operating Results as from 2016. Currently, we are on track to achieve plan objectives.

Another important pillar on which the new management cycle rests is the refocusing of the company’s business much more closely on the market as opposed to industrial activities. BRF’s growth vector will be increasingly consumer-driven. This will allow it to consolidate as a company which builds value on the basis of the penetration of its brands and the innovation of its products, thus making it much less sensitive to narrower commodity margins. The greater consumer focus will be made possible by employing a segmented price strategy based on the clustering of clients and adding value through innovation.

As to financial results, despite a very favorable performance when compared with 2012 together and our resilience in confronting a domestic scenario which continues to be a challenging one, the fact is that performance was below our expectations. Consolidated net sales reported a year-on-year increase of 5.4% to R$ 7.6 billion. Adjusted EBITDA was R$ 911 million – a growth of 61.2%, equivalent to an EBITDA margin of 12.0% against 7.9% recorded in 3Q12. In turn, EBITDA reached R$ 753.9 million, 58.2% above the same period in 2012. BRF reported net income of R$ 287.0 million with net margin up from 1.3% to 3.8%. Cash generation registered a substantial increase driven by the operating result itself combined with capital management, resulting in a decrease company leverage.

Compared with 2Q13, results for the domestic market showed a discreet improvement. On the export front, our business was affected by increased supply in some regions – more specifically the Middle East. Operations were also hampered by heavy rainfall in September causing flooding in the port areas in the south of Brazil and preventing the shipment of the company’s products.

Other highlights of the period were: average financial trading volume in the company’s equities registered US$ 80 million/day in 3Q13, 6% higher than in the same quarter in 2012. BRF was also selected for inclusion in the new United Nations Global Compact Index and was once more a component of the Dow Jones Sustainability Emerging Markets Index for the second consecutive year.

The company is currently in the midst of its strategic planning cycle which will set out an agenda and establish the principal growth and profit drivers through 2017. This exercise will also be critical for promoting the alignment of corporate leadership around common objectives. We are fully confident in BRF’s capacity to meet these objectives and for the company to become one of the global leaders in its market.

São Paulo, October 28, 2013.

Abilio dos Santos Diniz	Cláudio Galeazzi
Chairman of the Board of Directors	Chief Executive Officer

3rd Quarter 2013 (3Q13)

•        Net sales totaled R$ 7.6 billion, growth of 5.4% compared with 3Q12, achieved in a challenging domestic environment which restricted volume and in an export market where prices benefited from currency devaluation during the period.

•        Total sales volume during the period was 1.4 million tons, 10.5% lower than the same period in 2012.

•         Gross profit amounted to R$ 1.9 billion, a year-on-year improvement of 25.3% due to price readjustments in the light of prevailing costs and an improvement in international markets with gross margin increasing from 21.2% to 25.2%.

•         Adjusted EBITDA reached R$ 911.0 million, 61.2% greater than 3Q12, increasing from 12.0% to 7.9% due to a gradual recovery in exports and an improvement in operating margins in the domestic market. EBITDA was R$ 753.9 million in the quarter (58.2% up on 3Q12), equivalent to an EBITDA margin of 9.9% against 6.6% in 3Q12.

•         BRF reported a net income of R$ 287.0 million against a net result of R$ 90.9 million reported in 3Q12 due to lower business turnover in that period.

•         The financial trading volume in company equities was US$ 80.0 million/day in the quarter, 6% better than the same period in 2012.

Highlights (R$ Million)	3Q13	3Q12	var. %
Net Sales	7,578	7,192	5
Domestic Market	4,269	4,087	4
Exports	3,309	3,106	7
Gross Profit	1,912	1,526	25
Gross Margin	25.2%	21.2%	400 bps
EBIT	464	232	100
Net Income	287	91	216
Net Margin	3.8%	1.3%	250 bps
EBITDA	754	476	58
EBITDA Margin	9.9%	6.6%	330 bps
EBITDA	911	565	61
EBITDA Margin	12.0%	7.9%	410 bps
Earnings per share(1)	0.33	0.10	230

(1) Consolidated earnings per share (in R$), excluding treasury shares.

Accumulated 2013 (9M13)

•     Net revenue totaled R$ 22.3 billion, an increase of 9.5%, generated from sales across all the company’s operating segments despite most of the divestment necessary to comply with the TCD (Performance Agreement Instrument) taking place in 2Q12 and completed in 3Q12.

•     Total sales volume during the period was 4.4 million tons, 7.2% down on the same period in 2012.

•     Gross profit amounted to R$ 5.5 billion, 25.9% higher due to the improvement in market performance and reduced cost pressure which resulted in a 3.2 p.p. gain in gross margin.

•     Adjusted EBITDA reached R$ 2.7 billion, 60.8% higher than 9M12, equivalent to an adjusted EBITDA margin of 12.0% against 8.2% in 9M12. EBITDA reported R$ 2.4 billion in the first nine months (an increase of 57.5%) with an EBITDA margin of 10.6% against 7.4%.

•     Net income was R$ 854.0 million against R$ 250.5 million reported in 9M12 – increasing by 241.0% and reaching a net margin of 3.8% against 1.2% in 9M12.

•     The average financial trading volume in the company’s equities was US$ 84.3 million/day for the period, 9% more than the same period in 2012.

Highlights (R$ Million)	9M13	9M12	var. %
Net Sales	22,313	20,372	10
Domestic Market	12,440	11,973	4
Exports	9,873	8,399	18
Gross Profit	5,486	4,359	26
Gross Margin	24.6%	21.4%	320 bps
EBIT	1,498	781	92
Net Income	854	250	241
Net Margin	3.8%	1.2%	260 bps
EBITDA	2,359	1,498	57
EBITDA Margin	10.6%	7.4%	320 bps
EBITDA	2,673	1,662	61
EBITDA Margin	12.0%	8.2%	380 bps
Earnings per share(1)	0.98	0.29	238

(1) Consolidated earnings per share (in R$), excluding treasury shares.

The variations in this report are comparisons between the first nine months of 2013 (9M13) and the same period in 2012 (9M12) or for the 3rd quarter 2013 (3Q13) against the 3rdquarter 2012 (3Q12), as specified.

Adjusted EBITDA

(R$ million)

Third quarter

Quarterly

Growth Acceleration Plan

In April following the election of the Board of Directors, BRF’s management initiated work on identifying opportunities for adding value to the Company. As a result, the Board approved the following measures:

1.   Review of the Administrative Structure

The Company’s Administrative Structure has changed into matricial and divided into: (i) five global areas responsible for the definition of policies and guidelines as follows: 1. Marketing and Innovation; 2. Finance, Administration and IR; 3. Human Resources; 4. Operations; 5. Integrated Planning and Management Control; and (ii) two areas accountable for the business regions in the Brazilian and international markets with a focus on the increase in Market Share and on the development and expansion of the business regions.

ORGANIZATIONAL STRUCTURE

2. New Businesses Acceleration Program

Four working fronts have been constituted made up of Company executives and coordinated by the consultancy, Galeazzi & Associados. The principal opportunities for improvements that were identified relate to the following processes:

1)    Generation of Demand: new Go-To-Market strategy; increase in sales productivity; improvement in management of those items with a short shelf life; optimization of product portfolio profitability; change in governance and in pricing intelligence.

2)    Planning:  acceleration in the capture of the benefits accruing from projects for operating improvements; logistical optimization; improvements in the production programming process; reduction in the complexity of distribution; reduction in finished products inventory; optimization of investments – focus on strategic assets.

3)    Support:  review of the scope of the administrative areas; review of the administrative, commercial and DC sites; analysis of general expenses and overheads.

4)    Source:  improvement in manufacturing and logistical productivity; review of the manufacturing footprint and consequently of the logistical network; optimization of logistics infrastructure and systems; optimization of procurement processes.

On the basis of initial data already known to management, the Company believes that the identified opportunities can be gradually seized, impacting operating results, if achieved, in up to R$ 1.9 billion per year as from 2016. Investments of about R$800 million over the next three years will have to be approved if the expected results are to be achieved.

To the present time the plan is being implemented as envisaged and the results are in line with expectations.

Brazilian Exports

During the period, exports of Brazilian pork and beef posted a notably improved performance in relation to 2Q13 both in terms of volume and also revenue. Shipments of chicken meat saw a slight reduction in the period although there was a year-on-year improvement both in volume as well as in sales. For the nine month period to the end of September, chicken meat sales to the overseas market registered improved revenue due to an increase in average price despite falling volumes. In the case of pork, there was a reduction in volume as well as revenue while beef exports recorded advances on both fronts.

Brazilian exports of chicken meat in 3Q13 totaled 974 thousand tons, 4.2% higher than 3Q12, although 1.5% less than 2Q13. Quarterly revenue in US dollars was 5.5% higher than the same period in 2012, albeit 12.4% down on the preceding quarter. For the first nine months of 2013, volumes totaled 2.9 million tons, 2% lower than for the same period in the preceding year. Saudi Arabia, Japan and Hong Kong continued to absorb the larger part of export Brazilian business. In August, Brazil began exports of whole chicken and chicken cuts to Mexico.

Pork shipments in 3Q13 amounted to 149 thousand tons, an exceptional growth of 23.9% over 2Q13 in spite of the decline of 6.7% compared with the same period in 2012. Revenue in US dollars was in line with this movement: 22.8% higher than 3Q13 vs 2Q13, although reporting a year-on-year reduction of 4.4%. This good performance was largely driven by a recovery in exports to the Ukraine. Curiously, accumulated export sales recorded a decline in both revenue and volume (9.1% and 6.9%, respectively) due to a 45% decline in business with the Ukraine as well as with Argentina, which reported a fall of 37%. In this context, in July the first shipment of in natura pork was made to Japan in the form of 24 tons of high value prime cuts, the shipper being BRF itself. The volumes remain small but the Japanese market represents major potential.

Overseas business in beef continued to grow. Shipments in 3Q13 were 410 thousand tons, an increase of 15.8% vs 2Q13 and 16.7% vs 3Q12. The total for the quarter in US dollars was 14.5% over 2Q13 and 11.7% more than 3Q12. For the first nine months of 2013, Brazilian exports to Hong Kong and Venezuela reported the greatest improvement over the same period in 2012, in natura meat volume to Hong Kong amounting to 162.1 thousand tons and to Venezuela, 96.7 thousand tons.

Domestic Consumption

The hope is that Brazilian inflation will remain within the upper tolerance limit of the inflation target of 6.5% until the year end as a result of Copom’s (Central Bank Monetary Policy Committee) most recent decisions raising the Selic basic interest rate. The IPCA (Amplified Consumer Price Index) for the 12-month period ending September 2013 was 5.86%, already reflecting efforts to control inflation following the accumulated 12-month figure to June 2013 of 6.7%. The accumulated 12-month inflation index for food and beverages also reported a similar trend: 9.23% in September 2013, having spiked as high as 12.8% in June 2013. In the more restricted definition of the retailing sector, excluding sales of construction material and vehicles, the price increase in the first half of the year accelerated the expansion of turnover in this segment. However, the LCA Consultancy believes that reduced pressure on prices up to the end of the year should increase sales volume in the upcoming months.

The outlook is for delinquency in household debt payments to continue to report a moderate decline through to the end of the year, thus also being a factor in driving consumption. In addition, LCA consultancy expects a more vigorous revival in consumer confidence in the next few months due to a recovery in hiring in the formal labor market.

Investments

Investments in Capex during the quarter totaled R$ 377 million, 30% less than the preceding year and dedicated to growth, efficiency and support projects. Part of this amount represents R$ 127 million investment in biological assets (breeder stock) for supplying the growth projects. During the nine month period, investments totaled R$ 1.4 billion of which R$ 382 million was invested in biological assets.

The most important disbursements were directed to increasing production capacity at Lucas do Rio Verde (MT), Videira (SC), Ponta Grossa (PR), Capinzal (SC), Tatuí (SP) and Uberlândia (MG); construction of the new plants for: margarines (Vitória do Santo Antão-PE); cheese (Três de Maio- RS); UHT long-life milk (Barra do Piraí –RJ); expansion of slaughtering facilities at the industrial units of Rio Verde (GO), Nova Mutum (MT), Lucas do Rio Verde (MT) and Dourados (MS); the distribution center in Rio de Janeiro-RJ and the processed product plant in the Middle East. Investments were also made in automation projects, process improvements, expansion of product lines and support.

Investments

(R$ million)

Production

A total of 1.4 million food products was produced during the quarter, a 4.8% lesser volume than 3Q12 – reflecting the TCD and a reduced output of dairy products, more especially UHT milk, following a strategic decision to refocus the dairy product business on profitability.

Quickfood’s production in Argentina was consolidated in July 2012, thus being incorporated in the company’s overall turnover in meats and other processed products.

Production	3Q13	3Q12	var. %	9M13	9M12	var.%

Poultry Slaughter (million heads)	461	447	3	1,362	1,343	1
Hog/ Cattle Slaughter (thousand heads)	2,492	2,616	(5)	7,414	8,167	(9)
Production (thousand tons)
Meats	1,053	1,079	(2)	3,113	3,205	(3)
Dairy Products	208	254	(18)	609	770	(21)
Other Processed Products	135	133	2	378	364	4
Feed and Premix (thousand tons)	2,792	2,947	(5)	8,404	8,916	(6)

Product Launches and Investments in Marketing

During the quarter, BRF endeavored to expand its portfolio, reposition its brands and categories and add value with the launch of 41 new products: Food Services - 9; domestic market – 19; exports – 11; and 2 in the dairy product segment. In the first nine months of 2013, the company launched 169 new products for its consumers.

The company launched a new line in hamburgers as part of the process of ramping up volume lost due to the TCD agreement. The special size 90g “Sadia Rump Steak- Tasting Beef Hamburger” is prepared with seasoned minced meat with an aroma which gives it the rump steak taste preferred by Brazilians.

In the ready-to-eat meals segment, BRF launched some new products in the “Rice and More” category. Among the options are Rice with Turkey breast and green peas in a white sauce, Rice with Smoked Sausage and sun-dried tomatoes in cheese sauce and Rice with chicken and creamed corn. As well as being the staple diet of Brazilians, rice is a good source of minerals and vitamins.

Sadia has also innovated in the pizza market by launching the “Pizzeria” line. This is one more option for pizza-lovers. Using technology which is new in the market, the pizzas have a pasta crust which undergoes a 12-hour process of fermentation leaving it much softer and tastier. It is produced with a special tomato sauce, contains much more filling as well as being baked in a stone oven. The objective is to add value to the Frozen Pizzas category by offering a competitive product and expanding the market. The product comes with three flavors: Smoked Sausage, Chicken with Catupiry Cheese, and Four Cheeses.”

Sadia and Judo– At the beginning of June, Sadia announced the renewal of its sponsorship agreement with the Brazilian Judo Confederation (CBJ) until May 2015 and automatically renewable thereafter. In addition to a direct investment, Sadia will also supply products to the CBJ and invest in subsidized projects such as the Advance Judo scheme for children from low-income backgrounds in certain regions around Brazil.

BRF announces sponsorship of the CBF – BRF is the most recent sponsor of the Brazilian Football Confederation (CBF). The agreement will run to 2022 and will involve on a global scale the national team as well as all the other categories under the CBF’s aegis. Sadia – leader in the Brazilian market and BRF’s principal export brand - was chosen as the brand name to be emblazoned on the uniforms of the Brazilian national soccer team as well as on other display items.

BRF Brands

Based on brand monitoring surveys in the first half of 2013, Sadia and Perdigão continue to be the brand leaders in the declared consumption of cold cuts/ industrialized and frozen products categories.

The Sadia brand continues to be the first choice of 6 out of every 10 Brazilian consumers in both categories as well as being the most recalled brand name for 61% of frozen product consumers and 48% of cold cuts/industrialized product customers.

The brand equity of both Sadia and Perdigão continues to exceed other brands in the markets in which they operate. The products of both demonstrate a high level of post consumption loyalty on the part of customers.

Finally, in a recent worldwide survey of the sport judo, Sadia is cited as one of the brands most associated with the sponsorship of Brazilian judo.

DOMESTIC MARKET

In 3Q13, sales revenue in the domestic market was R$ 3.2 billion, 3.4% higher although volume was down by 16.3% due to the weaker demand. Average prices rose 23.6%, while there was an increase in average costs of 17.7% reflecting the improvement in portfolio product mix and principally the passing on of inflation to prices. Operating results were R$ 274.9 million, 49.5% higher with an operating margin of 8.6% against 6.0% in the same quarter in 2012, an increase of 2.6 percentage points in the quarter. However, sales of other items are also included in this market analysis – all these items varied significantly in price during the period. If we exclude these items from the analysis, the numbers begin to reflect a reality which is more in line with the scenario which we are currently experiencing in the domestic market: namely Net Operating Sales of R$ 3.0 billion, 4.6% more than the same period last year, a fall of 6.1% in volume and an increase of 11.3% in average prices.

The consolidated domestic market in 9M13 totaled sales of R$ 9.4 billion, increasing by 3.9% on 11.8% lower volume but with average prices and costs up by 17.9% and 12.8%, respectively. Operating profits from domestic business were R$ 917.1 million, 41.2% higher, and operating margin rising to 9.8% against 7.2% for 9M12. Again, if we use the same analysis as for 3Q13 and exclude sales of other items from the domestic market numbers, then Net Operating Sales would be R$ 8.7 billion in 9M13, a year-on-year increase of 3.4% compared with the preceding period, on  10.1% less volume and an average price 15.0% higher.

In both views, with and without sales of other items, and for both of the analyzed periods the operational profit does not vary significantly.

Market Share – Value %

Dairy and processed products and pastas: baseline  Jun/Jul

Pizzas and margarines: baseline Jul/Aug

Source: AC Nielsen

EXPORTS

The third quarter was characterized by events which had a favorable impact on overseas business. These include the recovery of export flows to the Ukraine and the approaching end-of-year seasonal peak in business in some markets.

The devaluation of the Real against the US dollar in the quarter also contributed to the improvement in the segment’s prices when translated into local currency.

However, BRF’s quarterly exports recorded a decrease of 3.1% in relation to the same period in 2012, totaling R$ 608.7 thousand tons and equivalent to revenue of R$ 3.2 billion, or an increase of 6.3%. Volumes in the period were affected by operating problems impacting shipments during September and outside the company’s control. The port of Itajaí suffered a period of heavy rainfall late in the month and port activities came to a halt for several days.

The status of the leading markets in the quarter was as follows:

Middle East – The period of Ramadan, closely followed by the Hajj are periods of strong demand and good export opportunities. However in 3Q13, BRF posted a reduction of 7.3% in sales volume and 5.3% in Net Operating Sales as well as a degree of price stagnation when compared with 3Q12, largely a reflection of the high level of whole chicken inventory in the region. However, despite the current scenario, the outlook is for Brazilian exports to the Middle East to gradually improve by the end of 2013.

Far East – During the course of 3Q13, there were signs of a gradual running down in the local inventory of imported products in Japan and the next quarter is expected to show greater stability. Furthermore, in July, the company made the first shipment of in natura pork to Japanese importers – a total of 24 tons of high value prime cuts. While the volume is still on a small scale, the Japanese market offers major growth potential. In the Far East, the approaching seasonal peak in sales leading up to the Chinese New Year – which in 2014 falls on January 31 – resulted in some good business opportunities, this driving an increase in turnover by 2.5% in volume and 12.6% in revenues compared with 3Q12

Europe – In line with the preceding quarter, in 3Q13, the European market witnessed an important recovery with a growth of 19.4% in average prices in Reais and 6.4% in revenue – despite the reduction of 10.9% in exported volume. A key event in August was Plusfood’s first shipments of breaded products to the Middle East. While volumes are still small, forecasts are for a gradual growth.

Eurasia – Due to shortage of in natura meat in the Brazilian market, the product was diverted from shipments to Russia to the Brazilian domestic market. The result was a year-on-year decline in both export volume and revenue of 33.7% and 14.4%, respectively. In relation to 2Q13, the Eurasian market reported a positive performance with a growth of 12.2% in export volumes and 30.4% in revenue. While the improvement in the level of exports to the Ukraine was the highlight of the period, good progress in the Russian market was also observed thanks to the availability of unfilled import quotas. BRF did not experience any obstacles to its business in the Russian market due to trade embargos in the period.

The Americas – The Company ran trade-marketing campaigns in Chile during July and early August, successfully expanding the consumption of processed products in the region and promoting the Sadia brand among local consumers. These initiatives were conducted prior to the Chilean Independence Day celebration period when demand spikes in the local market. In September, BRF completed the first stage of the installation of the SAP system at the Avex and Quickfood subsidiaries in Argentina. The expectation is that these changes will result in additional business synergies and increasingly improve the efficiency of processes. In 3Q13, there was an increase of 31.2% in volume and 46.6% in revenues compared with the same period in 2012.

Africa and other countries – The approaching year-end sales spike  gives a strongly seasonal characteristic to business in the African market. In 3Q13, the region reported a 4.1% decline in volume, an improvement in sales revenue of 4.5% with an 8.9% increase in average prices. In the context of the regional market, it is worth pointing out that after months of uncertainty, on September 30, the South African government finally announced the increase in import duties on chicken meat. The decision is unilateral and unrelated to the dumping action concluded in December 2012 in favor of Brazil. The import duties will not affect BRF’s exports since whole chicken and chicken cuts with bone (the items most impacted) are not the company’s main focus in this market.

Exports by Region

(As a % of Net Sales)

DAIRY PRODUCTS

The continued strategy of improving the business by refocusing the product mix on greater value added items with a shift away from UHT milks has been positive. Consequently, we have attained an increase in revenue of 9.8% to R$ 760 million, despite 16.0% lower volume in relation to 3Q12. Average prices were 30.7% higher due to the passing on of costs and the improved product mix while average costs rose 25.0% driven by the costs of milk collection at the farm gate reaching historical highs. In this context, operating results totaled R$ 34.3 million with an operating margin of 4.5% against a negative margin of 0.5% reported in 3Q12. There was thus a significant improvement of 5.0 percentage points.

For the accumulated nine-month period, the Dairy Products business recorded revenues of R$ 2.1 billion, an increase of 3.6% against a decrease of 17.1% in volume, while average prices rose 24.9% and costs by 19.2%.

FOOD SERVICES

The away-from-home eating segment reported a slight deceleration in the quarter. While confidence levels improved in August and September, Brazilians are still cautious about spending principally with respect to leisure activities which includes away-from-home eating.

When markets are weak, the consumer either reduces or eliminates away-from-home eating or cuts the average expense of each meal out. Consequently, transformers’ margins are severely impacted given the lower value added nature of the product mix consumed by the end customer.

Other factors contributing to this scenario are the high costs of raw material due to the increase in currency rates impacting the price of grains, rental costs and fees and the tax burden which continues to squeeze the margins of Food Service establishments. Such costs may not necessarily be fully passed on to the consumer over the short term.

In spite of the adverse scenario, we were able to report a year-on-year growth in revenue of 5.8% against 3Q12, reaching R$ 374.5 million of net sales on 1.4% higher volume. The average price was 4.3% higher against an average increase in costs of 4.6%. We reported an operating result of R$ 26.9 million, representing a decline of a 0.5 percentage point in operating margin to 7.2% against 7.7% in the same quarter in 2012.

For the first nine months of 2013, Food Services revenue reached R$ 1.1 billion, 3.8% higher on 7.2% lower volume. Average prices were up by 11.8% and costs by 9.3%. Operating profits were R$ 114.4 million, an improvement of 16.5% compared with the same period in 2012, resulting in an improvement in operating margin from 9.3% to 10.4%.

Sales by Channel

(As a % of Net Sales)

Sales in R$ million and Tons (3Q13)

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	3Q13	3Q12	ch. %	3Q13	3Q12	ch. %

In Natura	108	135	(20)	632	632	-
Poultry	73	98	(26)	382	384	-
Pork/beef	35	37	(4)	250	248	1
Processed	373	377	(1)	2,337	2,209	6
Other sales	55	129	(57)	224	249	(10)
Total	536	641	(16)	3,194	3,090	3

EXPORT MARKET	THOUSAND TONS			R$ MILLION
	3Q13	3Q12	ch. %	3Q13	3Q12	ch. %

In Natura	497	516	(4)	2,495	2,385	5
Poultry	427	437	(2)	1,997	1,919	4
Pork/beef	70	79	(11)	499	467	7
Processed	112	112	-	754	671	12
Total	609	628	(3)	3,249	3,056	6

DAIRY	THOUSAND TONS			R$ MILLION
	3Q13	3Q12	ch. %	3Q13	3Q12	ch. %

Dry Division	137	178	(23)	404	374	8
Fresh and Frozen Division	65	73	(11)	337	303	11
Other sales	27	22	22	20	16	24
Total	229	273	(16)	760	693	10

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	3Q13	3Q12	ch. %	3Q13	3Q12	ch. %

Total	54	53	1	374	354	6

TOTAL	THOUSAND TONS			R$ MILLION
	3Q13	3Q12	ch. %	3Q13	3Q12	ch. %

Total	1,428	1,595	(10)	7,578	7,192	5

Sales in R$ million and Tons (9M13)

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	9M13	9M12	ch. %	9M13	9M12	ch. %

In Natura	308	331	(7)	1,816	1,584	15
Poultry	207	228	(10)	1,104	914	21
Pork/beef	101	102	(1)	713	671	6
Processed	1,098	1,233	(11)	6,860	6,808	1
Other sales	267	334	(20)	715	644	11
Total	1,673	1,897	(12)	9,392	9,037	4

EXPORT MARKET	THOUSAND TONS			R$ MILLION
	9M13	9M12	ch. %	9M13	9M12	ch. %

In Natura	1,506	1,571	(4)	7,604	6,709	13
Poultry	1,306	1,349	(3)	6,240	5,382	16
Pork/beef	200	222	(10)	1,364	1,326	3
Processed	323	269	20	2,049	1,518	35
Other sales	55	9	529	55	8	617
Total	1,884	1,849	2	9,708	8,234	18

DAIRY	THOUSAND TONS			R$ MILLION
	9M13	9M12	ch. %	9M13	9M12	ch. %

Dry Division	419	556	(25)	1,094	1,139	(4)
Fresh and Frozen Division	193	207	(6)	966	859	12
Other sales	72	64	13	53	42	26
Total	685	827	(17)	2,113	2,040	4

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	9M13	9M12	ch. %	9M13	9M12	ch. %

Total	154	166	(7)	1,100	1,060	4

TOTAL	THOUSAND TONS			R$ MILLION
	9M13	9M12	ch. %	9M13	9M12	ch. %

Total	4,396	4,738	(7)	22,313	20,372	10

Net Operating Sales

In 3Q13, sales revenue rose 5.4% reaching R$ 7.6 billion in a scenario of continuing weakness in the domestic market and with the export market benefiting from a 10.6% average devaluation of the Real against the US dollar in relation to the previous quarter (2Q13). As from this quarter, the comparative base with 3Q12 is practically the same since the implementation of the TCD was completed during the latter period.

In the first nine months, net operating sales were R$ 22.3 billion, an increase of 9.5%. This was the result of organic growth, the incorporation of Quickfood and the increase in the portfolio through innovation with the launch of various products and categories helping to offset the impact of the transfer of assets which was concluded in 3Q12 under the agreement with the Brazilian antitrust authority, Cade (TCD).

Breakdown of Net Sales (%)

Breakdown of Net Sales (%)

Cost of Sales (CPV)

In 3Q13, cost of sales was R$ 5.7 billion, in line with 3Q12 due to weaker grain prices (corn 22.2% down in relation to 3Q12 and soybean meal 11.0% lower compared to the same period. Source: Safras & Mercado) and in spite of an increase in other raw materials, more especially costs linked to the US dollar.

Compared with 2Q13, the cost of sales also remained relatively stable. However, while corn prices fell, this gain was neutralized by an increase in soybean meal and by the increase in imported materials subject to foreign exchange variation.

In relation to 9M12, cost of sales rose 5.1% to R$ 16.8 billion. In spite of this increase, costs still rose less than revenues, thus permitting an improved gross margin. The principal increases were for the following items: 1) an increase in items indexed to the US dollar such as: packaging, freight, vitamins; 2) an increase in the cost of raw materials such as the price of milk collection and beef cattle prices; 3) industry-wide increases following wage agreements.

Gross Profit and Gross Margin

Gross Margin amounted to R$ 1.9 billion, an improvement of 25.3% in 3Q13 with a gross margin 4.0 percentage points higher increasing from 21.2% in 3Q12 to 25.2%. In the first nine months, Gross Profit was R$ 5.5 billion, an increase of 25.9%, equivalent to a gross margin of 24.6% against 21.4% due to gains as a result of price increases and the improved product mix in the domestic market as well as a  cost reduction in our animal feed and improvements in slaughtering productivity.

Operating Expenses

In 3Q13, the company reported an increase of 7.9% in operating expenses compared with 3Q12, totaling 17.0% of Net Operating Sales against 16.6% in 3Q12. Commercial expenses rose 6.5%, with greater outlays involving warehousing due to higher inventory at third party warehouses. There was a year-on-year increase in administrative expenses of 23.6% principally due to higher expenses with consultants and IT (Information Technology) due to the expansion of our IT system´s overseas.

Compared with 2Q13, there was a reduction in marketing and trade marketing expenses. Such expenses however, continue to be a relevant portion of our operating expenses since we use this strategy in order to keep volumes up following the passing on of costs into the prices of our products.

For the 9M13 period, operating expenses totaled R$ 3.7 billion, an increase of 7.8%, principally affected by the significant rise in administrative expenses from the hiring of outside consultancies in support of the Acceleration Plan, BRF’s Strategic Plan as well as increases in IT as previously mentioned.

Other Operating Expenses

The increase of 53.0% in the quarter and 70.0% in the accumulated first nine months relate to provisions for profit and results sharing, an increase in tax provisions and overheads relating to restructuring in accordance with the Acceleration Plan including modifications to headcount and executive staff.

Operating Result before Financial Expenses and Operating Margin

In the light of the above comments, the operating result before financial expenses reached R$ 464.4 million in the quarter, 100.1% higher than 3Q12, the operating margin increasing to 6.1% of net sales against 3.2%. The gain of 2.9 percentage points is largely due to the improvement in domestic and export prices, the latter driven by currency devaluation.

In 9M13, the operating result before financial expenses was R$ 1.5 billion, 91.9% higher than the result in 9M12, an improvement of 2.9 percentage points in operating margin. This performance reflects the factors mentioned in the preceding paragraph together with the gradual recovery in domestic market revenues following the loss of divested assets (TCD).

Financial Results

Net financial expenses amounted to R$ 127.1 million in the quarter and an increase of 8.5% when compared with 3Q12, albeit with a reduction of 50.9% in relation to financial expenses for 2Q13. Net financial expenses for 9M13 amounted to R$ 487.9 million – stable in relation to the same period in 2012.

In the light of the high level of exports, the company conducts operations in the derivatives market with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover continues to permit a significant reduction in the net currency exposure in the balance sheet, in 2Q13 amounting to USD 265 million compared with USD 80.4 million at the end of the third quarter, contributing to a reduction in the volatility of the financial result.

On September 30, 2013, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 923 million. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports in their respective currencies, totaled USD 615 million + EUR 116 million + GBP 35 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to other results, thus avoiding the impact on the Financial Expenses.

The company’s net debt was R$ 7.2 billion, 2.5% more than reported for December 31, 2012, resulting in a net debt to adjusted EBITDA ratio (last twelve months)  of 1.95 times. A reduction in leverage occurred in relation to 2Q13 in spite of the currency devaluation in the period.

Debt

Debt - R$ Million	9/30/2013			12/31/2012
	Current	Non-Current	Total	Total	% ch.

Local Currency	(2,220)	(1,731)	(3,951)	(3,890)	2
Foreign Currency	(688)	(5,506)	(6,193)	(5,882)	-
Gross Debt	(2,908)	(7,237)	(10,145)	(9,772)	4
Cash Investments
Local Currency	663	149	811	1,209	(33)
Foreign Currency	2,128	10	2,138	1,545	38
Total Cash Investments	2,790	159	2,949	2,753	7
Net Accounting Debt	(118)	(7,078)	(7,196)	(7,018)	-
Exchange Rate Exposure - US$ Million			(80)	(412)	(80)

Trend in Net Debt/Adjusted EBITDA

Quarterly Evolution

Equity Income Result

The equity income result from the participation in the result of affiliates and subsidiaries (Joint Ventures) in 9M13 accounted for a gain of R$ 7.6 million against a gain of R$ 15.0 million in the same period in the preceding fiscal year. This represents a reduction of R$ 7.4 million, principally due to the result of the affiliate company Federal Foods, acquired in the current year.

Income Tax and Social Contribution

Income tax and social contribution recorded an expense of R$ 43.9 million in the quarter against an expense of R$ 26.1 million in 3Q12, representing an effective tax rate of 13.0% and 22.8%, respectively. In the accumulated nine month period 2013, expenses totaled R$ 151.5 million against an outlay of R$ 48.2 million in the same quarter in 2012, this representing an effective tax rate of 15% and 16%, respectively. The lower effective tax rate enjoyed by the company reflects the fiscal benefit arising from payout of interest on capital and subsidies for investments.

Participation of non-controlling shareholders

The result attributed in the quarter to non-controlling shareholders of subsidiaries in Argentina, the Middle East and Europe, represented revenue of R$ 6.4 million against an expense of R$ 2.1 million in the same quarter of the previous fiscal year. For the 9M13 period, the result was revenue of R$ 4.6 million against R$ 2.4 million in the same period for the preceding fiscal year. The variation mainly reflects the results of the Middle East subsidiary.

Net Income and Net Margin

Net income was R$ 287 million in 3Q13 on a net margin of 3.8%, an increase of 2.5 percentage points in relation to 3Q12 given the year-on-year improvement in operating results. In the 9M13, BRF’s net earnings were R$ 854 million, 241.0% more than registered in the same period in 2012. Net margin was 3.8% against 1.2% for the accumulated first three quarters of 2013. This reflects the better trading environment for the Company’s exports together with the reduced costs of acquiring raw materials, thus offsetting the pressures experienced in the domestic market which showed lackluster consumption.

EBITDA

Adjusted EBITDA (operating cash generation) reached R$ 911.0 million, a year-on-year rise of 61.2% and corresponding to an adjusted EBITDA margin of 12.0% against 7.9% reported in 3Q12, an additional return of 4.1 percentage points. In 9M13, adjusted EBITDA amounted to R$ 2.7 billion, an increase of 60.8% with an adjusted EBITDA margin of 12.0% against 8.2% reported for the 2013 calendar year to September 30. The company reported EBITDA of R$ 753.9 million in 3Q13 (58.2% higher than 3Q12), equivalent to an EBITDA margin of 9.9% against 6.6% in 3Q12. EBITDA was R$ 2.4 billion in 9M13 (57.5% more than 9M12) and corresponding to an EBITDA margin of 10.6% against 7.4%.

Adjusted EBITDA - R$ Million	3Q13	3Q12	var. %	YT13	YT12	var. %

Net Income	287	91	216	854	250	241
Income Tax and Social Contribution	44	26	68	152	48	214
Net Financial Expenses	127	117	8	488	480	2
Depreciation and Amortization	296	242	22	865	719	20
= EBITDA	754	476	58	2.359	1.498	57
Other Operating Results	149	95	56	318	177	79
Equity Accounting	2	(4)	-	(8)	(15)	(49)
Non Controlling Shareholders	6	(2)	-	5	2	96
= Adjusted EBITDA	911	565	61	2.673	1.662	61

The expenses net of Other Operating Results are shown in Explanatory Note 33. The disclosure of adjusted EBITDA is in line with what the Company has already informed in the presentation of the previous quarterly and /or annual results or in other publications released to the market.

Shareholders’ Equity

As at September 30, 2013, Shareholders’ Equity stood at R$ 14.9 billion (R$14.6 billion on December 31, 2012), the principal movement during the period being the generation of net income of R$ 858.6 million and the payout of dividends in the form of interest on capital of R$ 359.0 million, representing 41.8% of profit in the period.

CAPITAL MARKETS

The closing price on the São Paulo Stock Exchange (BM&FBovespa) for BRF’s shares in the quarter was R$ 54.00 while the company’s ADRs closed at US$ 24.53 on the New York Stock Exchange, an appreciation of 11.5% in Brazil and a decline of 13.0% in the NYSE in the 3Q13. Performance substantially exceeded the 10.3% variation reported for the same period by the Ibovespa, the stock index comprising the shares with the greatest liquidity traded on the Brazilian bourse. The Company’s market capitalization stood at R$ 47.1 billion, a growth of 11.5% in relation to 2Q13.

Trend in BRF Shares X Ibovespa x NYSE

PERFORMANCE	3Q13	3Q12	9M13	9M12

BRFS3 - BM&F Bovespa
Share price - R$ *	54.00	35.01	54.00	35.01
Traded shares (Volume) - Millions	141.6	159.0	410.0	449.9
Performance	11.5%	15.2%	28.0%	(3.9%)
Bovespa Index	10.3%	8.9%	(14.1%)	4.3%
IGC (Brazil Corp. Gov. Index)	6.9%	6.0%	(2.5%)	11.0%
ISE (Corp. Sustainability Index)	8.9%	1.0%	0.5%	12.5%

BRFS - NYSE
Cotações - US$ *	24.53	17.30	24.53	17.30
Traded shares (Volume) - Millions	83.0	159.0	290.4	383.5
Performance	13.0%	13.9%	10.9%	(11.5%)
Dow Jones Index	1.5%	4.3%	3.8%	10.0%

Financial Trading Volume (3Q13)

An average of USD 79.9/day

Financial Trading Volume (9M13)

An average of USD 84.3 million/day

Share Performance – 3Q13

(BM&FBovespa)

ADR Performance – 3Q13

(NYSE)

CORPORATE GOVERNANCE

Diffused Control

Baseline Date: September 30, 2013

Number of Shares: 872,473,246 common shares

Capital Stock: R$ 12.6 billion

Review of Finance and Investor Relations Structure

On August 14, we announced the results of a review of BRF’s management structure. As part of this process, the following changes were also approved:

Elcio Ito, who headed up the Finance and Investor Relations Department, became responsible for the Finance Department focusing on global treasury and management of capital employed. Edina Biava, until that date Investor Relations Manager, passed to concentrate her activities on the Company’s corporate governance, reporting directly to the Board of Directors while Christiane Assis, that was Corporate Risk Manager, is taking over responsibility for the Investor Relations Department. Elcio and Christiane will report directly to the CFO, Administration and Investor Relations Officer.

Company‘s share repurchase program (“Program”)

In compliance with the provisions in paragraph 4 of Article 157 of Law 6,404, of December 15, 1976, and item XV of the sole paragraph of Article 2 of CVM Instruction 358 of January 3, 2002, BRF S.A. (“Company’) hereby discloses the following MATERIAL FACT:

Consequently, on September 17, 2013 and in line with the best practices of Corporate Governance, the company announced that the process had been completed at an average price of R$ 56.87 with a total investment of approximately R$ 78.6 million.

Shareholder Remuneration

The Board of Directors approved the distribution of profits to shareholders in the amount of R$ 359 million, corresponding to R$ 0.41225416 per share with payout scheduled for August 15, 2013 in the form of interest on capital with the corresponding retention of Income Tax at Source in accordance with the prevailing legislation.

Rating

Fitch Ratings, Standard & Poor’s and Moody’s have all assigned an investment grade (BBB-, BBB- and Baa respectively) rating to the Company, and all of them with a stable outlook.

Merger BRF and Sadia

The process involving the asset exchange agreement with Marfrig – signed with the Brazilian Anti-Trust Authorities (Cade) in May 2009 – was concluded in 3Q12. The agreement established the temporary suspension of some categories of Perdigão- and Batavo-branded goods in addition to the transfer of some industrial units.

Conversely, BRF has acquired control of Quickfood in Argentina, the owner of the leading brand of hamburger in that market. In expanding its footprint in South America, the Company underscored its target of growing overseas, which, together with organic expansion currently in progress in Brazil, provides the foundation for sustained growth in line with the objectives of the BRF Strategic Plan 15.

Novo Mercado

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment clause written into its bylaws and regulations.

Risk Management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Relationship with the independent auditors

Pursuant to CVM Instruction 381 of January 14, 2003, the Company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

Pursuant to CVM Instruction 480/09, at a meeting held on 10.25.2013, management declares that it has discussed, reviewed and agreed the information expressed in the review report of the independent auditors and with the quarterly opinions for the fiscal period ending 09.30.13.

SOCIAL REPORT

BRF has a worldwide payroll of 114 thousand, operating in Brazil with 50 manufacturing plants, 30 distribution centers, TSPs, poultry farms  and sales offices and overseas, with 9 industrial units in Argentina and 2 in Europe (the United Kingdom and the Netherlands), in addition to a further 19 commercial offices.

The company has a policy of internal recruiting and decentralization of the selection process to the individual units. This helps drive the local economies, thus collaborating with the development of society. The principal purpose is to attract, select and direct manpower in accordance with its profile and potential, hiring those individuals aligned with BRF’s values. The practice is to prioritize candidates originating from the location where there is a vacancy. In the third quarter 2013, 81% of all vacancies were filled by employees drawn from the company itself, this figure being 82.5% for the 9M13 period.

Enhancement of Human Capital

The BRF Development Cycle was concluded during the quarter under review and is now at the planning and implementation stage of the actions under the Individual Development Plans for Executives (PDI 2013). Meanwhile, the leaders development programs covering several hierarchical levels is ongoing, among them “Formation of Leaders”, “E-learning for Integration of Leaders”, “Leadership Development Program – PDL” and “Our Way of Leading”, for supervisors and coordinators.

A further PDL group was initiated in the semester, representing a total of 148 hours of training for 20 executive managers. Another important training vehicle was the Our Way of Leading program, two pilot groups of 30 managers each and involving 30 hours of classroom training having already been concluded. Following the necessary fine tuning, the rollout process for 51 groups will be implemented by year-end 2013.

Personnel in the commercial area will also be able to participate in a pilot group for the Leaders Formation Program as well as a new program: Formation in Prices, totaling 11 groups with the participation of 389 leaders.

In September, the 30 trainees selected from 19 thousand candidates completed the Job Rotation in all BRF’s Vice Presidential divisions. On September 30 all trainees were allocated to specific areas to begin the development stage of the program. The selection process for the 2014 program began in August 2013 and in October, those candidates who passed this phase took part in the group dynamics stage.

A new BRF Interns Program began in August with a total of 532 active interns.

The 8 professionals that took part in the Summer Internship Program in the first half of 2013 have already completed the program and returned to their universities. This program is designed to identify young potential from the world’s most prestigious MBA schools through a process of joint development whereby participants make an important contribution to the business while, at the same time, allowing them to acquire professional knowledge in areas which are strategic to the company.

During the third quarter, BRF was involved in the analysis of the results of the 1st Organizational Climate survey held from May 6 to June 30, 2013. Some 90% of all employees replied to the questionnaire (86,348 of the active employees). The results will be announced in the final quarter of this year and the preparation of action plans set in motion, involving the managers from each area.

The organizational climate survey is an important exercise for the company providing an insight as to how the employees see it in all its dimensions. Each new version  identifies improvements that have been introduced, what remains unchanged and what still needs to be changed. The survey serves as an instrument for assisting BRF in its objective of being an outstanding international company in the management of people.

On August 30, BRF inaugurated TV BRF as an institutional vehicle with a global reach and interacting simultaneously with the units in Brazil and overseas. On the rollout, this new channel of communication mobilized 114 thousand employees from the most diverse units throughout the world: corporate, sales, logistics, poultry farms,  etc. Transmissions will be live and monthly, via broadcast or webcast to reach the greatest number of employees possible.

SSMA

The Health, Safety and Environment program continues to make significant advances. In the month of June 2013, the accident rate with time off work was the lowest in the Company’s history with a frequency rate (TF) of 1.21.

Comparing the period from January through September 2012  with the same period for 2013, the accumulated indicator reported a reduction of 12.75%, the TF rate dropping to 1.78 from 1.97.

The drop in frequency rate for accidents with time off work has recorded an aggregate decline of 79.33% and the tendency is to maintain this level.

As from September 1, 2013, the SSMA program is being extended to BRF’s Transportation and Distribution areas for a period of one year and covering the  Paraná, Santa Catarina and Rio Grande do Sul regional operations. This sweeps up 27 units in the Slaughtering and Processing, Agricultural, Dairy Products, Distribution and Employee Transportation areas. The initiative covers 41% of the  transportation operation and 33% of the vehicle fleet.

In 2014, the program will be further expanded to BRF’s other regional areas and the full transportation network.

Stock Option Plan

The Company has granted a total of 7,446,770 stock options to 212 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 and April 9, 2013 at the Extraordinary and Annual General Shareholders’ Meeting, respectively. The plan contemplates the CEO, vice presidents, directors and other executives at BRF.

Added Value Distribution (R$ million)	9M13	9M12	var. %

Human Resources	3,270	2,904	13
Taxes	2,747	2,576	7
Interest / Rents	1,677	1,463	15
Retention	854	250	241
Non-controlling shareholders	5	2	96
Total	8,552	7,196	19

Highlights and Awards

Award/ Recognition	Presented by:	Reason
The best of Dinheiro	Isto é Dinheiro magazine

BRF is ranked first in the food sector. The yearbook highlights the companies evaluated under five management criteria: financial sustainability, human resources, innovation and quality, socio-environmental responsibility and corporate governance.

Institutional Investor Award	Institutional Investor Magazine	BRF is ranked second for the Food & Beverages sector in three categories: Best investor relations program; Best CEO: José António do Prado Fay; Best CFO: Leopoldo Viriato Saboya.
Valor Executives	Valor Econômico newspaper	For the third consecutive year José António do Prado Fay was honored as one of Valor’s executives.
Valor 1000	Valor Econômico newspaper

BRF is the 14th largest company, with net revenue of R$ 28.527 billion in 2012. Among the 20 with the largest net shareholders equity, BRF features in 15th position. Based on the classification by net annual sales in the food sector, BRF is placed third. In the ranking of the 50 largest companies by region, BRF is placed 10th largest in the Southeast region.

Forbes – Annual ranking	Forbes magazine	BRF was placed 39th among the most innovative companies in the world, an innovator being deemed as a company with the capacity and ability to reinvent itself in the current market and going forward.
FI Excellence Awards 2013	FI South America

Considered the premium award in the Brazilian food industry, BRF was awarded in the first three places in the Most Innovative Food Product with the Perdigão Hot Dog Sandwich, Chester® Easy Roast in Pesto Sauce and Sadia Chicken Bites.

Fortuna Argentina Award	Fortuna magazine	The Quickfood subsidiary was highlighted as the best food company in Argentina in the 9th edition held at the Buenos Aires Stock Exchange.
GHG Protocol Gold Seal	Brazilian Greenhouse Gas Program	In August, BRF was awarded the Brazilian GHG Protocol Program’s gold seal for its 2012 greenhouse gas inventory report – Brazilian operation.
Green Época Award	Época magazine	Recognition of the 20 companies listed as having the best environmental practices in the country (result to be announced on September 21). BRF is included on the list of 20.
Expressão Ecology Award/SC	Editora Expressão	For the Capinzal case study in the Energy Conservation category.
DJSI Emerging Markets	INDU

BRF is for the second consecutive year a component of the Emerging Markets Dow Jones Sustainability Index. The DJSI’s objective is to evaluate the sustainability performance of the largest companies listed on the Dow Jones Global Stock Market Index in the economic, environmental and social contexts. The index is a benchmark for investors that place importance on the best sustainability practices at the companies.

Brazil Benchmarking Award	Brazil Benchmarking Program

BRF was one of the 30 companies selected to comprise the Brazil Benchmarking Category 2013, the sustainability seal which for ten years has been awarded to companies that implement practices considered a reference and an example to be followed.

GC 100	Global Compact 100

BRF is included in the list of 100 companies of the Global Compact 100 (GC 100), an index designed and launched by the United Nations Global Compact in partnership with the research company, Sustainalytics. The GC 100 includes the companies enrolled in the ten principles of the United Nations Global Compact with the best stock market performance.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brf-br.com/ri

FINANCIAL STATEMENTS	3 rd Quarter
R$ million	2013	2012	Ch. %

Net Sales	7,578	7,192	5
	-	-	-
Cost of sales	(5,666)	(5,667)	-
% of NS	-74.8%	-78.8%	400 bps
	-	-	-
Gross Profit	1,912	1,526	25
% of NS	25.2%	21.2%	400 bps
	-	-	-
Operating Expenses	(1,291)	(1,197)	8
% of NS	-17.0%	-16.6%	40 bps
Selling Expenses	(1,173)	(1,102)	7
% of NS	-15.5%	-15.3%	(20) bps
Fixed	(674)	(646)	4
Variable	(499)	(455)	10
General and Administrative Expenses	(118)	(95)	24
% of NS	-1.6%	-1.3%	(30) bps
Honorary of our administrators	(7)	(6)	27
% of NS	-0.1%	-0.1%	-
General and administrative	(110)	(89)	23
% of NS	-1.5%	-1.2%	(30) bps
	-	-	-
Operating Income	622	329	89
% of NS	8.2%	4.6%	360 bps
	-	-	-
Other Operating Results	(155)	(101)	53
	-	-	-
Equity Income	(2)	4	-
	-	-	-
Result before financial income	464	232	100
% of NS	6.1%	3.2%	290 bps
	-	-	-
Net Financial Income	(127)	(117)	8
	-	-	-
Pre-tax income	337	115	194
% of NS	4.5%	1.6%	290 bps
Income tax and social contribution	(44)	(26)	68
% of pre-tex income	-13.0%	-22.8%	980 bps
	0.0%	0.0%	-
Net income before participation	293	89	231
	-	-	-
Participation of non-controlling shareholders	(6)	2	-
	-	-	-
Net Income	287	91	216
% of NS	3.8%	1.3%	250 bps

EBITDA	754	476	58
% of NS	9.9%	6.6%	330 bps
Adjusted EBITDA	911	565	61
% of NS	12.0%	7.9%	410 bps

FINANCIAL STATEMENTS	9M
R$ million	2013	2012	Ch. %

Net Sales	22,313	20,372	10
		-	-
Cost of sales	(16,827)	(16,013)	5
% of NS	-75.4%	-78.6%	320 bps
		-	-
Gross Profit	5,486	4,359	26
% of NS	24.6%	21.4%	320 bps
		-	-
Operating Expenses	(3,654)	(3,391)	8
% of NS	-16.4%	-16.6%	20 bps
Selling Expenses	(3,315)	(3,116)	6
% of NS	-14.9%	-15.3%	40 bps
Fixed	(1,894)	(1,805)	5
Variable	(1,421)	(1,311)	8
General and Administrative Expenses	(339)	(275)	23
% of NS	-1.5%	-1.4%	(10) bps
Honorary of our administrators	(18)	(17)	-
% of NS	-0.1%	-0.1%	-
General and administrative	(321)	(258)	24
% of NS	-1.4%	-1.3%	(10) bps
	-	-	-
Operating Income	1,832	967	89
% of NS	8.2%	4.7%	350 bps
	-	-	-
Other Operating Results	(342)	(202)	70
	-	-	-
Equity Income	8	15	(49)
	-	-	-
Result before financial income	1,498	781	92
% of NS	6.7%	3.8%	290 bps
	-	-	-
Net Financial Income	(488)	(480)	2
	-	-	-
Pre-tax income	1,010	301	236
% of NS	4.5%	1.5%	300 bps
Income tax and social contribution	(152)	(48)	214
% of pre-tex income	-15.0%	-16.0%	100 bps
	0.0%	0.0%	-
Net income before participation	859	253	240
	-	-	-
Participation of non-controlling shareholders	(5)	(2)	95.6
	-	-	-
Net Income	854	250	241
% of NS	3.8%	1.2%	260 bps

EBITDA	2,359	1,498	57
% of NS	10.6%	7.4%	320 bps
Adjusted EBITDA	2,673	1,662	61
% of NS	12.0%	8.2%	380 bps

BALANCE SHEET - R$ Million	30.09.2013	31.12.2012	ch. %

Assets	31,935	30,772	4
Current Assets	12,344	11,590	7
Cash and cash equivalents	2,275	1,931	18
Financial investments	500	622	(20)
Accounts receivable	2,762	3,131	(12)
Recoverable taxes	1,282	965	33
Assets held for sale	7	23	(69)
Securities receivable	137	77	78
Inventories	3,649	3,019	21
Biological assets	1,297	1,371	(5)
Other financial assets	15	33	(55)
Other receivables	319	326	(2)
Anticipated expenses	100	92	8
	-	-	-
Non-Current Assets	19,591	19,182	2
Long-term assets	3,719	3,723	-
Cash investments	55	74	(27)
Accounts receivable	12	11	6
Escrow deposits	438	365	20
Biological assets	445	428	4
Securities receivable	291	152	91
Recoverable taxes	910	1,142	(20)
Deferred taxes	668	725	(8)
	104	93	12
Other receivables	487	732	(33)
Despesas antecipadas	310	0	-
	-	-	-
Permanent Assets	15,872	15,459	3
Investments	99	37	171
Property, plant and equipment	11,022	10,671	3
Intangible	4,751	4,752	-
	-	-	-
Liabilities	31,935	30,772	4
Current Liabilities	7,688	7,482	3
Loans and financing	2,576	2,441	6
Suppliers	3,451	3,381	2
Payroll and mandatory social charges	575	426	35
Taxes payable	189	228	(17)
Dividends/interest on shareholders’ equity	2	160	(99)
Management and staff profit sharing	144	77	87
Other financial liabilities	331	253	31
Provisions	153	174	(12)
Other liabilities	267	341	(22)
	-	-	-
Non-Current Liabilities	9,383	8,715	8
Loans and financing	7,237	7,078	2
Suppliers	143	38	282
Taxes and social charges payable	21	13	59
Provision for tax, civil and labor contingencies	820	761	8
Deferred taxes	23	28	(18)
Employee pension plan	311	286	8
Other liabilities	828	511	62
	-	-	-
Shareholders’ Equity	14,864	14,576	2
Capital stock paid in	12,460	12,460	-
Capital reserves	111	70	58
Profit reserves	2,296	2,261	2
Other related results	(366)	(201)	82
Retained profits (losses)	854	-	-
	(359)	-	-
Interest on shareholders’ equity	(81)	-	-
Treasury shares	(94)	(52)	80
	-	-	-
Participation of non controling shareholders	42	38	11

Cash Flow - R$ million	3Q13	3Q12	CH. %	9M13	9M12	CH. %

Operating Activities
Result for the fiscal year	287	91	216	854	250	241
Adjustments to the result	573	529	8	1,839	2,376	(23)

Changes in assets and liabilities
Accounts receivable from clients	386	165	134	394	544	(28)
Inventory	(492)	(360)	37	(626)	(783)	(20)
Biological Assets	(15)	(44)	(64)	74	(231)	-
Interest on Shareholders' Equity received	22	0	-	22	9	148
Suppliers	284	420	(32)	203	530	(62)
Payment of contingencies	(58)	(42)	38	(153)	(135)	14
Interest payments	(148)	(161)	(8)	(404)	(373)	8
Payment of income tax and social contribution	(0)	(5)	-	(2)	(32)	(95)
Salaries, social obligations and others	184	(37)	-	78	(494)	-
Net cash provided by operating activities	1,024	557	84	2,280	1,661	37

Investment Activities
Financial investments	21	24	(13)	97	21	352
Investments in restricted cash	(5)	(5)	-	(11)	(11)	-
Acquisition of companies	-	-	-	-	(11)	-
Other investments	-	(1)	-	(54)	(2)	2,273
Acquisition of fixed assets	(247)	(416)	(41)	(918)	(1,351)	(32)
Acquisition of biological assets	(127)	(121)	4	(382)	(359)	6
Revenue from the sale of fixed assets	1	13	(94)	174	21	737
Intangible investments	(4)	(3)	32	(36)	(6)	481
Cash from (invested) investment activities	(360)	(509)	(29)	(1,130)	(1,698)	(33)

Financing activities
Loans and financing	(7)	(549)	(99)	(234)	587	-
Capital Reduction	(8)	-	-	(18)	-	-
Interest on shareholders' equity	(359)	(100)	259	(579)	(440)	32
Acquisitions of treasury shares	(58)	-	-	(42)	-	-
Cash from (invested) in financing activities	(432)	(649)	(33)	(872)	148	-

Currency variation on cash and cash equivalents	15	1	1,141	67	29	126

Net increase (decrrease) in cash held	247	(600)	-	344	140	146

Cash and cash equivalents at the beginning of the period	2,028	2,107	(4)	1,931	1,367	41
Cash and cash equivalents at the end of the period	2,275	1,507	51	2,275	1,507	51